SECURITIES AND EXCHANGE COMMISSION

WASHINGTON D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO
RULE 13a-16 OR 15d-16 OF THE SECURITIES EXCHANGE ACT OF 1934

December 3, 2002

GRUPO ELEKTRA, S.A. de C.V.

(Exact name of registrant as specified in its charter)

Edificio Parque Cuicuilco (Esmeralda)
Insurgentes Sur No. 3579
Col. Tlalpan
14000 Mexico, D.F., Mexico
(Address of principal executive offices)

1-13200
(Commission File Number)

     [Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F [X]     Form 40-F [   ]

     [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes [   ]     No [X]

     [If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-     .]

SIGNATURES

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, there unto duly authorized.

GRUPO ELEKTRA, S.A de C.V. (Registrant)

By:	/s/ Rodrigo Pliego Abraham

Rodrigo Pliego Abraham Chief Financial Officer

Dated:  December 3, 2002.

Banco Azteca Starts Providing Consumer Loans
in more than 800 Branches Throughout Mexico

     Mexico City, December 3, 2002 — Grupo Elektra S.A. de C.V. (NYSE: EKT; BMV: ELEKTRA*), Latin America’s largest specialty retailer and consumer finance company, announced that Banco Azteca, its wholly owned subsidiary, received the final certification from the authorities to launch its credit operations. As a result of this, as of December 1st, it started issuing consumer loans for durables in more than 800 branches located inside the Elektra, Salinas y Rocha and Bodega de Remates stores found nationwide in Mexico.

     “We are once again thankful with the Mexican authorities for the conclusion of a process through which we first gained the approval, at the end of October, to initiate the operations of Banco Azteca with our savings account product. Now we have the permission for the bank to start issuing its own credit portfolio,” said Javier Sarro, CEO of Grupo Elektra. He added: “This will allow us to accelerate, during this very important holiday season, the access to credit for goods and services for the Mexican middle class which will translate into an improved way of living for them.”

     Banco Azteca targets the same medium-to-lower income segment of the Mexican population that comprises Grupo Elektra’s large retail customer base, Mexico’s largest population segment and historically underserved by the banking and financial services industry. Banco Azteca builds upon Grupo Elektra’s unparallel knowledge of its target market while actually enhancing the long-term relationship with them through the offering of high-quality financial services.

     Carlos Septién, CEO of Banco Azteca, said: “The results achieved by Guardadito during its first month of operation under our control are very positive. Coupled to this, the start-up of credit operations at Banco Azteca reinforces our confidence that it will become a successful venture for Grupo Elektra and all its stakeholders.”

     During the first 32 days of operation, Banco Azteca opened 161 thousand new savings accounts that increased the total deposits by Ps. 148 million, or an average of Ps. 920 per account (approximately US$91 per account). By contrast, the 830,000 savings accounts transferred from Serfin at the end of October had an average of Ps. 512 per account (approximately US$50 per account).

     Mr. Septién concluded: “In the following months Banco Azteca will continue to build upon this excellent opportunity to further leverage Grupo Elektra’s existing infrastructure by providing other financial products and services to the same target market such as personal loans, checking accounts, debit cards, ATM’s, mortgages for affordable income housing and loans for used cars.”

We invite you to visit our award winning corporate website at www.grupoelektra.com.mx

Except for historical information, the matters discussed in this press release are forward-looking statements and are subject to certain risks and uncertainties that could cause actual results to differ materially from those projected. Risks that may affect Grupo Elektra are identified in its Form 20-F and other filings with the US Securities and Exchange Commission.

Grupo Elektra – Tradition with Vision

Grupo Elektra is Latin America’s leading specialty retailer, consumer finance and banking services company. Grupo Elektra sells retail goods and services through its Elektra, Salinas y Rocha and Bodega de Remates stores and over the Internet. Grupo Elektra also sells and markets its consumer finance and banking products and services through its Banco Azteca branches located within its stores. The Group operates almost 900 stores in Mexico, Guatemala, Honduras and Peru, as well as its virtual stores, offering household appliances. Financial services include consumer credit, money transfers, extended warranties and savings accounts.

Investor and Press Inquiries:

Esteban Galíndez, CFA Director of Investor Relations Grupo Elektra, S.A. de C.V. Tel. +52 (55) 8582-7819 Fax. +52 (55) 8582-7822 egalindez@elektra.com.mx	Bernardo Bouffier Investor Relations Grupo Elektra S.A. de C.V, Tel. +52 (55) 8582-7819 Fax. +52 (55) 8582-7822 bbouffier@elektra.com.mx